FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the gistrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

12 November 2010

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 July 2010 to 12 November 2010 (the date of the Statement) under Listing Rules 9.51 and 9.53 of the Malta Financial Services Authority.

HSBC Malta's financial performance during the period 1 July 2010 to 12 November 2010 remained satisfactory with revenue and profits continuing the positive trend reported in the first half of the year.

HSBC Malta continues to provide support for its borrowers and security for its depositors. The bank has seen a slight softening in loan demand due to economic conditions, and increasing competition in the market. Deposits increased despite growing competitive pressure, including from a number of local government and corporate bond issues.

Profits from the life insurance business remain volatile, reflecting the downward movement in the Euro yield curve which affects underlying actuarial valuations and impacts the level of reserving.

The bank continued to invest in expanding its business and transforming its operations in the period while maintaining a focus on cost control. As a result, the cost:efficiency ratio was broadly in line with the first half of 2010 and remains well within the bank's target range.

The bank continues to focus on building a high quality asset base for the future and it is encouraging that loan impairments were only modestly higher than the same period last year and in line with expectations. The credit quality of the available-for-sale investments portfolio, which has improved over the period, remains satisfactory.
The bank has maintained a strong liquidity position and a stable loans to deposits ratio in the period. The capital ratio remains well above regulatory requirements.

Alan Richards, Director and Chief Executive Officer of HSBC Malta, said: "We are encouraged by the bank's positive performance during the period under review. Following a good tourist season, the local economy is performing well and we anticipate continued growth for the foreseeable future. However, challenges within the global economy clearly remain. 2011 is likely to see softer growth across Europe not least because of the impact of a number of austerity packages announced across the European region. We will continue to monitor the current situation closely as any slowdown in growth in Europe will inevitably impact the economy in Malta.

"Nonetheless, HSBC has made sustained progress in the period, and we continue to emphasise our competitive advantage as an international bank. We remain well capitalised, liquid and very much open for business."

Notes to editors:

1.  Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 30 September 2010 and other financial information.

2.  The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                               By:

                                                                                                                                                               Name:   P A Stafford

                                                                                                                                                               Title: Assistant Group Secretary

                                                                                                                                                               Date:  12 November, 2010